Exhibit 99.1

Lithium Americas Makes Offer to Acquire Millennial Lithium

November 1, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") is pleased to announce that it has submitted an unconditional offer to Millennial Lithium Corp. (“Millennial”) to acquire all of the outstanding shares (each, a “Common Share”) of Millennial (the “Offer”). Under the terms of the Offer, on closing, each Millennial shareholder (“Millennial Shareholder”) will receive C$4.70 per Common Share, payable in Lithium Americas common shares and C$0.001 in cash per Common Share (the “Purchase Price”), representing total consideration of approximately US$400 million. Based on the Company’s closing price on October 29, 2021, this consideration would result in Millennial Shareholders owning approximately 9.9% of Lithium Americas.

“In proximity to Caucharí-Olaroz, Millennial’s 100%-owned Pastos Grandes lithium brine project represents an attractive regional growth opportunity for Lithium Americas,” said Jonathan Evans, President and CEO. “As we bring Caucharí-Olaroz into production over the next year and continue to advance our Stage 2 expansion planning, the addition of this highly complementary lithium brine resource further enhances our long-term growth strategy in Argentina and leverages our technical and development expertise.”

The board of directors of Millennial (the “Millennial Board”), after consultation with Millennial’s financial and legal advisors, and after considering a recommendation from the Special Committee of the Millennial Board, has unanimously determined that the Offer constitutes a “Superior Proposal” in accordance with the terms of the arrangement agreement between Millennial and Contemporary Amperex Technology Co., Ltd. (“CATL”) dated September 28, 2021, as assigned and amended on October 12, 2021 (the “CATL Agreement”).

In accordance with the CATL Agreement, Millennial has notified CATL that it considers the Offer to be a Superior Proposal and that the ten business day matching period (the “Matching Period”) has commenced, during which CATL has the right, but not the obligation, to propose to amend the terms of the CATL Agreement in order for the Offer to cease to be a Superior Proposal (the “Match Right”). The Matching Period expires at 4:30 p.m. (Pacific Time) on November 16, 2021.

Benefits to Millennial Shareholders

  Purchase Price provides premium over CATL Agreement

    Purchase Price of C$4.70 per Common Share payable in Lithium Americas common shares (based on a floating exchange ratio / fixed value per share) and C$0.001 in cash per Common Share represents a premium of C$0.85 (22.1%) per Common Share to the CATL Agreement and C$1.01 (27.4%) per Common Share to Millennial’s closing price as of October 29, 2021.

  Offer not subject to financing conditions or regulatory review

    Lithium Americas’ shares trade on both the TSX and NYSE and are highly liquid providing Millennial Shareholders with the optionality to either crystalize value today or participate in potential future upside in the combined entity.

  Option for a potential tax-deferred rollover for certain shareholders

    Stock consideration allows flexibility from a tax planning perspective for certain Millennial Shareholders.

Benefits to Lithium Americas Shareholders

  Attractive regional growth opportunity in proximity to Caucharí-Olaroz

    Millennial’s Pastos Grandes lithium brine project in Salta province, Argentina, is approximately 100 km from Caucharí-Olaroz. In 2019, Millennial prepared a feasibility study that supports production of 24,000 tonnes per annum of battery-quality lithium carbonate for 40 years, with an initial capital cost of US$448 million and operating cost of US$3,388/tonne.

  Bolsters Lithium Americas’ growth pipeline while preserving cash on hand

    The addition of a complementary and advanced stage resource significantly expands Lithium Americas’ growth pipeline in Argentina, without distracting management from existing operations. The primarily stock acquisition further preserves the Company’s balance sheet flexibility with close to US$480 million in cash.

  Minimal dilution to Lithium Americas’ shareholders

    Based on Lithium Americas’ closing price on October 29, 2021, the Offer would provide Millennial Shareholders approximately 9.9% of Lithium Americas.

Transaction Details

The Offer provides that Lithium Americas will, subject to certain conditions, reimburse Millennial for the termination fee of US$20 million payable to CATL if the CATL Agreement is terminated. Under the terms of the Offer, Millennial will pay Lithium Americas a termination fee of US$20 million in certain specified circumstances and Lithium Americas will pay Millennial a reverse termination fee of US$20 million, to be held in escrow, in certain specified circumstances.

The board of directors of Lithium Americas has unconditionally authorized and approved the Offer (with the representative of Ganfeng Lithium Co., Ltd. on the board recused).

Further details of the Offer will be provided following the Matching Period if CATL does not exercise its Match Right, and the Offer enters into a definitive agreement by Millennial with Lithium Americas.

Advisors and Counsel

Greenhill & Co. Canada Ltd. is acting as financial advisor to Lithium Americas, and Cassels Brock & Blackwell LLP is acting as Lithium Americas’ legal advisor.

Credit Suisse Securities (Canada) Inc. is acting as financial advisor to Millennial, and Dentons Canada LLP is acting as Millennial’s legal advisor. Sprott Inc. is acting as financial advisor to the Special Committee.

ABOUT LITHIUM AMERICAS

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information, examples of which in this news release include, among other things, statements related to: Millennial entering into an agreement with the Company in respect of the Offer; the satisfaction of all conditions to such an agreement; the future completion of the agreement to acquire all Millennial Common Shares; expected benefits to shareholders of the Company and of Millennial from the transaction; and expected milestones and timelines concerning the Caucharí-Olaroz project.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: CATL not exercising the Match Right under the CATL Agreement; the performance of the Company’s shares through to completion of the transactions contemplated by the Offer being stable; the approval of Millennial shareholders of the transaction; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; favourable treatment of the transaction under applicable anti-competition laws; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Argentina and other jurisdictions where the Company conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to the Company and its properties, are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.